Filed Pursuant to Rule 433

Registration No. 333-197375

December 22, 2016

BB&T Corporation

Pricing Term Sheet

December 22, 2016

Medium-Term Notes, Series E (Senior)

$850,000,000

Senior Floating Rate Notes due June 15, 2020

Issuer	BB&T Corporation

Security	Senior Floating Rate Notes due June 15, 2020

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$850,000,000

Security Type	SEC Registered Medium-Term Notes, Series E (Senior)

Maturity	June 15, 2020

Benchmark	USD 3 month LIBOR

Benchmark Spread	57 bps

Interest Rate	3-month USD LIBOR + 57 bps

Payment Frequency	Semi-Annually

Reset Frequency	Quarterly

Day Count Convention	Actual/360, modified following

Redemption Date	Not applicable

Redemption Terms	Not applicable

Price to Public	100% of face amount

Proceeds (Before Expenses) to Issuer	$849,575,000 (99.95%)

Interest Payment Dates	June 15 and December 15 of each year, commencing June 15, 2017

Interest Reset Dates	March 15, June 15, September 15, and December 15. All interest accrued for the periods from, and including, each December 15 (or December 27 for the year 2016) to, but excluding, the following March 15, and from, and including, June 15 to, but excluding, the following September 15, shall separately accrue additional interest at an interest rate per annum of LIBOR as determined on the “Interest Determination Dates” (as defined in the Preliminary Pricing Supplement) for the interest reset dates of March 15 and September 15, respectively.

Trade Date	December 22, 2016

Settlement Date	December 27, 2016 (T+2)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAW3/ US05531FAW32

Joint Bookrunners	BB&T Capital Markets, a division of BB&T Securities, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at (804)-787-8221, Deutsche Bank Securities Inc. toll-free at (800) 503-4611, and J.P. Morgan Securities LLC toll-free at (866) 669-7629.